NO ACT

PE
12-22-08



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE





09001086

February 3, 2009

Hilary M. Wandall
Senior Attorney
Corporate Legal
Merck & Co., Inc.
WS3B-85
One Merck Drive
P.O. Box 100
Whitehouse Station, NJ 08889-0100

Received SEC
FEB 0 3 2009
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-3-09

Re: Merck & Co., Inc.
Incoming letter dated December 22, 2008

Dear Ms. Wandall:

This is in response to your letter dated December 22, 2008 concerning the shareholder proposal submitted to Merck by Laszlo R. Treiber. We also have received a letter from the proponent dated January 9, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

PROCESSED
MAR 2 2009
THOMSON REUTERS

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Laszlo R. Treiber, Ph.D.

FISMA & OMB Memorandum M-07-16

February 3, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Merck & Co., Inc.
Incoming letter dated December 22, 2008

The proposal provides that Merck should take various actions relating to Vioxx litigation that are specified in the proposal, including that Merck should publicly declare that criminal acts have occurred and that, instead of paying for lawyers, Merck should use the funds to compensate the victims of Vioxx and their families.

There appears to be some basis for your view that Merck may exclude the proposal under rule 14a-8(i)(7), as relating to Merck's ordinary business operations (i.e., litigation strategy). Accordingly, we will not recommend enforcement action to the Commission if Merck omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Merck relies.

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

RECEIVED

2009 JAN 13 PM 3:46

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Laszlo R. Treiber, Ph.D.

FISMA & OMB Memorandum M-07-16

January 9, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Merck & Co., Inc., Hilary M. Wandall's Response to Shareholder Proposal from Laszlo R. Treiber

Dear Ladies and Gentlemen:

Indeed, every year since 2000 I have submitted a shareholder proposal and each time I have had to face accusations of being motivated by "personal claim or grievance against the Company". The documents attached allow you to consider the letter of December 22, 2008 from Corporate Legal of Merck & Co., Inc. signed by Hilary M. Wandall and all previous responses to my proposals in the proper perspective, and to judge for yourselves, who has taken a routine scientific discussion to the personal level and acted out of grievance.

On the day of the termination of my position my Department Head confronted me with the document dated August 14, 1998. As a result of the ensuing negotiations the terms of the separation were changed as shown in the document dated January 28, 1999. However, since neither of the aforementioned two documents specifies the reason and the circumstances of my termination, I have refused to accept them. Under the threat of a lawsuit Merck finally included paragraph #7. in the agreement dated April 19, 1999. I have been realistic enough to understand, that I could never outspend Merck on lawyers. The fact, however, remains that unlike my managers all the way up to the Head of Research I have demonstrated enough competence to produce what I was hired for in the first place, that is "valid and correct" scientific results and the professional integrity to stand firm behind my results. Considering my managers' conceptually flawed methodology I did not really have any other option.

When a pharmaceutical company's ordinary business operations include suppressing valid and correct scientific data for whatever reasons, consequences will inevitably follow, as evidenced by Merck's Vioxx. Therefore, the public in general and shareholders in particular have the right to be informed.

Very truly yours,



Enclosures

cc: Corporate Legal
Merck & Co., Inc.
Attn.: Hilary M. Wandall, Esq., Senior Attorney
P.O. Box 100
Whitehouse Station, NJ 08889-0100

Merck & Co., Inc.
P.O. Box 2000
Rahway NJ 07065-0900

August 14, 1998


MERCK
Research Laboratories

Dr. Laszlo R Treiber

Dear: Laszlo:

This will confirm the arrangements which will be made concerning your employment status with Merck & Co., Inc. ("the Company"). It has been agreed that the following will occur:

1. Active Employment Status - Your active employment with the Company will conclude effective August 14, 1998.

2. Paid Inactive Employment Status - Effective August 15, 1998, through February 14, 1999, you will be on paid inactive employment status. During your period of paid inactive employment, you will receive monthly payments of your regular monthly salary of $8,217 which amount, less appropriate withholding, will be sent to you by mail on the Company's normal pay days for salaried, exempt employees. During your period of paid inactive employment status, you will be entitled to participate in the employee benefit plans of the Company covering salaried employees, including the plans you elected under the flexible benefits program, but excluding the short-term and long-term disability benefit plans, which benefits you agree to waive. Such participation will be in accordance with the terms of such plans. You will make an election for January - February 14, 1999 benefits during the appropriate flexible benefits enrollment program. Except for the payments described in this paragraph, no other compensation will be paid to you or paid on your behalf.

3. Unpaid Inactive Employment Status - Effective February 15, 1999, through December 31, 1999, the date on which your inactive employment will end, you will be on unpaid inactive employment status and will not receive any salary payments. During this period of unpaid inactive employment you will continue to participate in the Company's pension plan covering salaried, exempt employees, and you will be a noncontributory participant in the salaried savings plan and you will continue to participate in the Company's flexible benefits program. Under the flexible benefits program, your 1999 flexible benefits elections will remain in effect for the remainder of 1999, except that your participation in the dependent care account will cease and your waiver of any short term and long term disability benefit rights will continue. Since you will not be receiving salary, you will be required to make contributions for the benefits you elect under flex, if the cost of those benefits exceeds the benefits allowance provided to you by the Company. Any excess costs will be carried in "arrears" during your unpaid inactive employment and will be deducted from any payments the Company owes you including any vacation payment. If at the time of your termination of employment any excess costs are still owed, then you must present full payment to the Company within 30 days of your termination. If you fail to make such payments, any excess costs may then be deducted from any pension payments. As of the date of this letter, you are not eligible to receive stock option grants or AIP bonuses. You are eligible to exercise stock option grants previously granted to you according to the terms of such grants. The terms of stock option grants vary; it is your responsibility to familiarize yourself with the terms of individual stock option grants. You will not accrue vacation credit during inactive employment. Under the Company's vacation policy, you will receive payment for any accrued but unused vacation days, less appropriate withholding, on the next normal pay day after your employment ends.

4. Retirement - On December 31, 1999, your employment with the Company will end and you may elect retirement on January 1, 2000. Contact Employee Services at least 30 days prior to January 1, 2000 to complete the paperwork for your retirement. Upon your retirement, you will be eligible:

(a) to receive retirement benefits from the Company's Salaried Retirement Plan and Supplemental Retirement Plan calculated pursuant to the terms of such plan; and

(b) to receive benefits under the Company's medical, dental and group life insurance plans (as such plans may be amended from time to time) with respect to salaried retirees.

5. Conditions of Agreement - The above Agreement is specifically conditioned on your continuing to act in the best interests of the Company and to abide by all the terms and conditions of this Agreement and the terms and conditions set forth in the Company's Conditions of Employment Agreement.

6. Release - In consideration of this Agreement, including the eligibility for six months' salary and the bridging of your employment to normal retirement, you agree to release and forever discharge and not to sue or participate in any lawsuit or proceeding against the Company, its benefit plans, its subsidiaries, divisions, affiliates, successors and assigns, and their officers, directors, employees, agents and representatives from and with respect to any claim, charge, complaint or cause of action of any kind, known or unknown, including, but not limited to any claims in law or equity under any federal, state, or local statute, (including Title VII of the Civil Rights Act, 42 U.S.C. § 2000e, et seq., the New Jersey Law Against Discrimination, 34 N.J.S.A. § 10:5-1 et seq., the New Jersey Conscientious Employee Protection Act, N.J.S.A. 34:19-1 et sec., the Age Discrimination in Employment Act, 29 U.S.C. § 621 et seq., and the Americans with Disabilities Act, 42 U.S.C. § 12101 et. seq.), regulation or executive order, or under any contract or tort theory.

7. Confidentiality - You will hold the terms and conditions of this Agreement in strict confidence, and you will not disclose them to any third party other than members of your immediate family, tax authorities, tax consultants, or legal advisors.

8. No Admissions - The offer of this Agreement and the Agreement itself shall not be construed as an admission that the Company or its agents have failed in any way to act properly in connection with your employment, and this Agreement is proposed solely for the purpose of reaching an amicable conclusion to such employment relationship.

9. Complete Agreement; Severability - Please carefully read this letter. Your acceptance hereof by signing shall acknowledge that you understand its contents, that you are signing it voluntarily, that this Agreement represents our entire understanding, and that there have been no other representations made to you by or on behalf of the Company. If any portion of this Agreement is found to be unenforceable, both parties agree that all other portions that may be separated from it or appropriately limited in scope should remain fully valid and enforceable.

10. Acceptance; Revocation - In accordance with the requirements of the Older Workers Benefit Protection Act of 1990, you have been advised in writing to consult with an attorney prior to executing this Agreement. You have 21 days within which to consider this Agreement. Following your execution of this Agreement, you have 7 days within which to revoke your acceptance. This Agreement will not become effective until the revocation period has expired.

Please indicate your acceptance of the above Agreement by signing and dating this letter below and returning it to me. A duplicate of this letter, signed by me, is enclosed for your records.

Very truly yours,

Jerrold M Liesch 

ACCEPTED:

____
Laszlo R Treiber

____
Date

Office of Corporate Staff Counsel

Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS3B-45
Whitehouse Station NJ 08889-0100
Tel 908 423 1000
Fax 908 423 3352

January 28, 1999



Mr. Laszlo Treiber

FISMA & OMB Memorandum M-07-16

Dear Laszlo:

This will confirm the arrangements which will be made concerning your employment status with Merck & Co., Inc. ("the Company"). It has been agreed that the following will occur:

1. Active Employment Status - Your active employment with the Company concluded effective September 30, 1998.

2. Unpaid Inactive Employment Status - Effective October 1, 1998, through January 31, 1999, the date on which your inactive employment will end, you will be on unpaid inactive employment status and will not receive any salary payments. You will continue to participate in the Company's pension plan covering salaried, exempt employees and you will be a noncontributory participant in the salaried savings plan. During this period of unpaid inactive employment you will also be entitled to continue to participate in the flexible benefits program, but excluding the dependent care account and the short-term and long-term disability benefit plans, which benefits you agree to waive. Such participation will be in accordance with your elections and the terms of such plans. Since you will not be receiving salary, you will be required to make contributions for the benefits you elected under flex, if the cost of those benefits exceeds the benefits allowance provided to you by the Company. Any excess costs will be carried in "arrears" during your unpaid inactive employment and will be deducted from any payments the Company owes you including any vacation payment. If at the time of your termination of employment any excess costs are still owed, then you must present full payment to the Company within 30 days of your termination. If you fail to make such payments, any excess costs may then be deducted from any pension payments. As of the date of this letter, you are not eligible to receive stock option grants or AIP bonuses. You are eligible to exercise stock option grants previously granted to you according to the terms of such grants. The terms of stock option grants vary; it is your responsibility to familiarize yourself with the terms of individual stock option grants. You will not accrue vacation credit during inactive employment. Under the Company's vacation policy, you will receive payment for any accrued but unused vacation days, less appropriate withholding, on the next normal pay day after your employment ends.

3. Special Payment – On or about March 1, 1999 you will receive a special lump-sum payment of $98,604, less appropriate withholding taxes. Except for the payments described in this paragraph and in paragraph 4, no other compensation will be paid to you or paid on your behalf.

4. Retirement - On January 31, 1999, your employment with the Company will end and you may elect retirement on February 1, 1999. Contact Employee Services as soon as possible prior to February 1, 1999 to complete the paperwork for your retirement. Upon your retirement, you will be eligible:

(a) to receive retirement benefits from the Company's Salaried Retirement Plan and Supplemental Retirement Plan calculated pursuant to the terms of such plan; and

(b) to receive benefits under the Company's medical, dental and group life insurance plans (as such plans may be amended from time to time) with respect to salaried retirees.

5. Scientific Research – The Company agrees that you may conduct scientific research work relating to crude oil and "unmasking" at a new employer.

6. Conditions of Agreement - The above Agreement is specifically conditioned on your continuing to act in the best interests of the Company and to abide by all the terms and conditions of this Agreement and the terms and conditions set forth in the Company's Conditions of Employment Agreement. In accordance with our Agreement, you have the right to pursue scientific research related to crude oil and "unmasking."

7. Release - In consideration of this Agreement and the $98,604 special payment, you agree to release and forever discharge and not to sue or participate in any lawsuit or proceeding against the Company, its benefit plans, its subsidiaries, divisions, affiliates, successors and assigns, and their officers, directors, employees, agents and representatives from and with respect to any claim, charge, complaint or cause of action of any kind, known or unknown, including, but not limited to any claims in law or equity under any federal, state, or local statute, (including Title VII of the Civil Rights Act, 42 U.S.C. § 2000e, et seq., the New Jersey Law Against Discrimination, 34 N.J.S.A. § 10:5-1 et seq., the New Jersey Conscientious Employee Protection Act, N.J.S.A. 34:19-1 et sec., the Age Discrimination in Employment Act, 29 U.S.C. § 621 et seq., and the Americans with Disabilities Act, 42 U.S.C. § 12101 et seq.), regulation or executive order, or under any contract or tort theory.

8. Confidentiality - You will hold the terms and conditions of this Agreement in strict confidence, and you will not disclose them to any third party other than members of your immediate family, tax authorities, tax consultants, or legal advisors.

9. No Admissions - The offer of this Agreement and the Agreement itself shall not be construed as an admission that the Company or its agents have failed in any way to act properly in connection with your employment, and this Agreement is proposed solely for the purpose of reaching an amicable conclusion to such employment relationship.

10. Complete Agreement; Severability - Please carefully read this letter. Your acceptance hereof by signing shall acknowledge that you understand its contents, that you are signing it voluntarily, that this Agreement represents our entire understanding, and that there have been no other representations made to you by or on behalf of the Company. If any portion of this Agreement is found to be unenforceable, both parties agree that all other portions that may be separated from it or appropriately limited in scope should remain fully valid and enforceable.

11. Acceptance; Revocation - In accordance with the requirements of the Older Workers Benefit Protection Act of 1990, you have been advised in writing to consult with an attorney prior to executing this Agreement. You have had 21 days within which to consider this Agreement during which time your attorney has engaged in substantial negotiations over the terms of this Agreement on your behalf. Following your execution of this Agreement, you have 7 days within which to revoke your acceptance. This Agreement will not become effective until the revocation period has expired.

Please indicate your acceptance of the above Agreement by signing and dating this letter below and returning it to me. A duplicate of this letter, signed by me, is enclosed for your records.

Very truly yours,



Glenn L. Gulor
Assistant Counsel
MERCK & CO., INC.
(908) 423-4665

glg

ACCEPTED:



Laszlo Treiber

Jan. 29, 1999
Date

Office of Corporate Staff Counsel

Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS3B-45
Whitehouse Station NJ 08889-0100
Tel 908 423 1000
Fax 908 423 3352



April 19, 1999

Mr. Laszlo Treiber

FISMA & OMB Memorandum M-07-16

Dear Laszlo:

This will confirm the arrangements concerning your employment with Merck & Co., ("Merck" or "the Company"). This Agreement is in settlement of any and all outstanding disputes and is proposed for the purpose of reaching an amicable conclusion to your employment relationship.

It has been agreed that:

1. Status - You commenced receiving retirement benefits from the Retirement Plan on February 1, 1999.

2. Special Payment – After the expiration of the revocation period of this Agreement, you will receive a special lump-sum payment of $98,604, less appropriate withholding taxes.

3. Stock Options - Unvested stock options as of February 1, 1999 will be reinstated upon the expiration of the revocation period under this Agreement and you will be eligible to exercise stock option grants previously granted to you in accordance with the terms of such grants applicable to employees who retired directly from active service with Merck. The terms of stock option grants vary; it is your responsibility to familiarize yourself with the terms of individual stock option grants.

4. Payments - Except for the payments described in this Agreement, no other compensation will be paid to you or paid on your behalf.

5. Retirement Benefits - Benefits under the Company's medical, dental and group life insurance plans (as such plans may be amended from time to time) with respect to salaried retirees which were previously forfeited, will be reinstated upon the expiration of the revocation period of this Agreement.

6. Scientific Research – The Company agrees that you may conduct scientific research work relating to crude oil and "unmasking" at a new employer.

7. Scientific Methodology - Differences between you and your supervisors over scientific methodology on the Basidiomycete project led to charges of insubordination against you which were the stated basis for the termination of your employment. The Company acknowledges that the scientific methodology suggested by you was valid and correct.

8. Company Files - The Company certifies that it has reviewed its files pertaining to your employment, and that no such file, including without limitation its personnel files and supervisors' files, contains any information pertaining to the termination of your employment or the circumstances which led to the termination of your employment, including charges of insubordination and/or unsatisfactory work or job performance.

9. Confidentiality - You and the Company agree to hold the terms and conditions of this Agreement in strict confidence, and you will not disclose them to any third party other than members of your immediate family, tax authorities, tax consultants, or legal advisors.

10. No Admissions - The offer of this Agreement and the Agreement itself shall not be construed as an admission that the Company or its agents have failed in any way to act properly in connection with your employment.

11. Conditions of Agreement - The above Agreement is specifically conditioned on your continuing to act in the best interests of the Company and to abide by all the terms and conditions of this Agreement and the terms and conditions set forth in the Company's Conditions of Employment Agreement.

12. Mutual Release - In consideration of this Agreement, the $98,604 special payment, and the reinstatement of your stock option grants, you agree to release and forever discharge and not to sue or participate in any lawsuit or proceeding against the Company, its benefit plans, its subsidiaries, divisions, affiliates, successors and assigns, and their officers, directors, employees, agents and representatives from and with respect to any claim, charge, complaint or cause of action of any kind, known or unknown, including, but not limited to any claims in law or equity under any federal, state, or local statute, (including Title VII of the Civil Rights Act, 42 U.S.C. § 2000e, et seq., the New Jersey Law Against Discrimination, 34 N.J.S.A. § 10:5-1 et seq., the New Jersey Conscientious Employee Protection Act, N.J.S.A. 34:19-1 et seq., the Age Discrimination in Employment Act, 29 U.S.C. § 621 et seq., and the Americans with Disabilities Act, 42 U.S.C. § 12101 et seq.), regulation or executive order, or under any contract or tort theory. The Company hereby releases and forever discharges you, your heirs and assigns of any and all claims, demands, actions or causes of action, of whatsoever nature and kind, it may have had, may now have or may have in the future arising from or related either directly or indirectly to your employment by the Company.

13. Complete Agreement; Severability - Please carefully read this letter. Your acceptance hereof by signing shall acknowledge that you understand its contents, that you are signing it voluntarily, that this Agreement represents our entire understanding, and that there have been no other representations made to you by or on behalf of the Company. If any portion of this Agreement is found to be unenforceable, both parties agree that all other portions that may be separated from it or appropriately limited in scope should remain fully valid and enforceable.

14. Acceptance; Revocation - In accordance with the requirements of the Older Workers Benefit Protection Act of 1990, you have been advised in writing to consult with an attorney prior to executing this Agreement. You have had 21 days within which to consider this Agreement during which time your attorney has engaged in substantial negotiations over the terms of this Agreement on your behalf. Following your execution of this Agreement, you have 7 days within which to revoke your acceptance. This Agreement will not become effective until the revocation period has expired.

Please indicate your acceptance of the above Agreement by signing and dating this letter below and returning it to me. A duplicate of this letter, signed by me, is enclosed for your records.

Very truly yours,



Glenn L. Guior
Assistant Counsel
MERCK & CO., INC.
(908) 423-4665

glg/dk

ACCEPTED:



Laszlo Treiber

April 21, 1999
Date

Hilary M. Wandall, CIPP
Attorney & Corporate Privacy Officer

Merck & Co., Inc.
WS3B-85
One Merck Drive
P.O. Box 100
Whitehouse Station NJ 08889-0100
Tel 908 423 4883
Fax 908 735 1216
hilary_wandall@merck.com


MERCK

VIA E-MAIL AND OVERNIGHT MAIL

December 22, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Merck & Co., Inc. Shareholder Proposal from Laszlo R. Treiber

Dear Ladies and Gentlemen:

Merck & Co., Inc. (the "Company" or "Merck") has received a shareholder's proposal (the "Proposal") from Laszlo R. Treiber (the "Proponent") for inclusion in the Company's proxy materials for the 2009 Annual Meeting of Stockholders (the "Proxy Materials"). The Proposal requests that the Proxy Materials include the following proposed resolution:

> RESOLVED: I propose, that Merck stop treating Vioxx Litigation as normal to its business but instead publicly declare, that criminal acts perpetrated by individuals responsible for the development and release of Vioxx have occurred. Therefore, I further propose, that every individual who has been aware of the dangerous side effects of Vioxx before its launch be made criminally and financially responsible for all damages that can be tied to Vioxx. Merck should call in independent reputable scientists and law enforcement agencies to review all pertinent internal documents to determine the level of responsibility of every individual who was involved with Vioxx. Instead of paying for lawyers Merck should use the funds to compensate the victims of Vioxx and their families to the extent recommended in good faith by the independent scientists.

For your information, the Proponent is a former Company employee whose employment was terminated in 1999. Every year since 2000, he has submitted a shareholder proposal seeking to require the Company to inform shareholders and others about various aspects of disputes within the Company or to otherwise address various aspects of the Company's ordinary business operations, such as supervision of its employees, management of Company assets, and conduct of a legal compliance program. In each instance, the Division of Corporation Finance (the "Staff") has agreed that the Company may exclude the Proponent's proposal. *See* Merck & Co., Inc. (avail. January 11, 2008) (excludable as relating to ordinary business operations (i.e., management of the workplace)); Merck & Co., Inc. (avail. December 21, 2006) (excludable as relating to ordinary business operations); Merck & Co., Inc. (avail. December 19, 2005) (excludable as relating to ordinary business operations (i.e., management of the workplace)); Merck & Co., Inc. (avail. January 19, 2005) (excludable as relating to ordinary business operations (i.e., management of the workplace));

Merck & Co., Inc. (avail. January 16, 2004) (excludable as relating to ordinary business operations (i.e., management of the workplace)); Merck & Co., Inc. (avail. January 23, 2003) (excludable as relating to a personal claim or grievance); Merck & Co., Inc. (avail. March 7, 2002) (excludable as relating to ordinary business operations (i.e., management of the workforce)) and Merck & Co., Inc. (avail. February 9, 2001) (excludable as relating to its ordinary business operations (i.e., the decision to dismiss employees).

As described in greater detail below, we believe that the Proposal properly may be omitted from the Proxy Materials for the following reasons, each of which in and of itself should be sufficient.

- First, we believe the Proposal may be omitted in accordance with Rule 14a-8(i)(4) as it relates to the redress of a personal claim or grievance against the Company.
- Second, we believe that the Proposal may be excluded in accordance with 14a-8(i)(7) as it expressly deals with the Company's ordinary business operations, including its litigation strategy and conduct of its legal compliance program.
- Third, we believe that the Proposal may be excluded in accordance with 14a-8(i)(3) as contrary to Rule 14a-9 as it makes charges concerning improper and illegal conduct, without factual foundation.
- Finally, we believe that the Proposal violates New Jersey law and therefore is excludable unless it is recast as a recommendation or request to Merck's Board of Directors (the "Board") under Rule 14a-8(i)(1).

BACKGROUND

The Proponent initially submitted a proposal to the Company dated September 1, 2008. The Proponent's original submission was procedurally deficient. On September 17, 2008, the Company wrote to the Proponent to inform him that he needed to resubmit his proposal, limiting it and its supporting statement to 500 words, within 14 days of his receipt of the Company's letter. The Proponent submitted his revised Proposal to the Company dated September 22, 2008. On October 3, 2008, the Company sent a letter to the Proponent acknowledging receipt of the revised Proposal. A copy of the Proposal and the Proponent's supporting statement for his Proposal as well as the referenced correspondence between the Company and the Proponent are attached hereto as Appendix A.

DISCUSSION

Personal Grievance

The Proponent was employed by the Company in its research department for over twenty years. His employment was terminated in 1999. Every year for the past nine years he has submitted a shareholder proposal alleging various improprieties by the Company and its personnel, and every year the Staff has agreed there was basis to exclude the proposal. The Proponent continues his campaign to seek redress of a personal claim or grievance that he has against the Company and senior members of the Company's research division. The Staff repeatedly has stated that although a proposal does not on its face evidence a personal claim or grievance, it nevertheless may be excluded if it appears to be part of a campaign designed to redress an existing personal grievance. *See* General Electric Company (avail. January 12, 2007) (proposal related to certification requirements of Sarbanes-Oxley excludable under Rule 14a-8(i)(4) as relating to the redress of a personal claim or grievance, or designed to result in a benefit to the proponent or further a personal interest, which benefit or interest is not shared with other security holders at large); Merck & Co., Inc. (avail. January 23, 2003) (proposal from the Proponent was excludable under Rule 14a-8(i)(4)); ConocoPhillips (avail. March 7, 2008) (proposal to establish a special committee to oversee an investigation of the company); Texaco, Inc. (avail. March 18, 1993) (proposal regarding limits on executive and consultant compensation).

The Proposal is another variation on the substance of the proposals the Proponent has been submitting pursuant to Rule 14a-8 over the past nine years since his employment with the Company was terminated. The Company believes that the Proponent continues to use submission of these proposals alleging various improprieties by the Company and its personnel as a tactic designed to redress an existing personal grievance. In particular, as evidenced not only by the Proposal itself but further by the supporting statement, as in previous years, this Proponent is using this Proposal to attack the competence, integrity and ethical standards of Company management. Accordingly, we believe that this Proposal properly may be excluded under Rule 14a-8(i)(4) as related to the redress of a personal claim or grievance against the Company or designed to result in a benefit to the Proponent or further a personal interest, which benefit or interest is not shared with other security holders at large.

Relates to Ordinary Business Operations

Under Rule 14a-8(i)(7), a shareholder proposal may be excluded if it deals with a matter relating to a Company's ordinary business operations. As the Commission stated in its release adopting the 1998 amendments to Rule 14a-8, the approach to this exclusion is consistent with the corporation laws of most states "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *See* Exchange Act Release No. 34-40018 (May 21, 1998).

The Company is involved in ongoing litigation involving various claims related to Vioxx. *See* the Company's Annual Report on Form 10-K for the year ended December 31, 2007 and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008. It is clear on its face that the Proposal relates to the Company's strategies in connection with the ongoing litigation related to Vioxx and that the Proposal seeks to direct Company management and the Board on how it should handle the strategy and operational decisions in connection with such litigation. If implemented, the Proposal would interfere significantly with the Company's current litigation strategy and it would adversely affect the litigation by requiring the Company to take actions that may be contrary to its litigation defenses.

The Staff has stated repeatedly that proposals related to a company's decision to defends itself in litigation, and its strategies for how it will conduct that litigation, are part of its ordinary business operations and that shareholder proposals related to such matters are excludable under Rule 14a-8(i)(7). *See* Point Blank Solutions, Inc. (avail. March 10, 2008) (proposal seeking to direct certain aspects of the company's litigation strategy and decisions, including initiation and settlement of litigation, excludable as ordinary business operations); Reynolds American Inc. (March 7, 2007) (proposal requesting that the company provide information on the health hazards of secondhand smoke, including legal options available to minors to ensure their environments are smoke free excludable as ordinary business operations because it relates to the company's litigation strategy); AT&T Inc. (avail. February 9, 2007) (proposal requesting that the board issue a report containing, among other things, specified information regarding disclosure of customer communications to certain governmental agencies excludable as relating to ordinary business operations (i.e., litigation strategy)); The Coca-Cola Company (avail. January 29, 2007) (proposal requesting that the company compensate a party to current litigation for losses that are connected to the subject matter of the litigation excludable as relating to ordinary business operations (i.e., litigation strategy)); NetCurrents, Inc. (avail. May 8, 2001) (proposal requiring the company to file suit against two individuals excludable as relating to ordinary business operations (i.e., litigation strategy)); Microsoft Corporation (avail. September 15, 2000) (proposal calling for the company to file a class action suit against the Unites States Federal Government and the U.S. Department of Justice excludable as relating to ordinary business operations (i.e., the conduct of litigation)).

The Proposal also seeks to dictate a legal compliance program by directing the manner in which the Company conducts internal investigations and the nature of the sanctions that should be imposed on individuals in connection with such investigations. The Staff regards general conduct of a legal compliance program as relating to a company's ordinary business. *See* Ford Motor Company (avail. February 13, 2008) (proposal requiring, among other things, that the company to amend its bylaws to explicitly condemn the commission of internal fraud and assign the investigation of reports of internal fraud to a committee reporting to the board (i.e., general conduct of a legal compliance program)); H&R Block, Inc. (avail. June 26, 2006) (proposal regarding review of company's sales practices excludable as relating to ordinary business operations (i.e., general conduct of a legal compliance program)); Halliburton Company (avail. March 10, 2006) (proposal regarding alleged violations and investigations excludable as relating to a legal compliance program); ConocoPhillips (avail. February 23, 2006) (proposal regarding allegations by the proponent relating to prospectus regarding proposed merger, excludable as relating to general legal compliance program); Allstate Corporation (avail. February 16, 1999) (proposal regarding investigation of illegal activity excludable as relating to the general conduct of a legal compliance program); and Associates First Capital Corporation (avail. February 23, 1999) (relating to proposal to form committee on predatory lending practices excludable as legal compliance program).

Because the Proposal seeks to direct the Company's strategy and decisions related to ongoing litigation and further seeks to impose a legal compliance program on the Company, we believe the Proposal properly should be excluded under rule 14a-8a(i)(7).

Impugns Character

As clarified in Staff Legal Bulletin No. 14B, Rule 14a-8(i)(3) permits exclusion of proposals as contrary to Rule 14a-9 where statements:

> directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual basis.

The Proposal requires that the Company "publicly declare, that criminal acts perpetrated by individuals responsible for the development and release of Vioxx have occurred" and that "every individual who has been aware of the dangerous side effects of Vioxx before its launch be made criminally and financially liable for all damages that can be tied to Vioxx." Thus, without any factual basis, the Proposal accuses Merck employees of tortious and criminal conduct, directly impugning the character, integrity and personal reputation of the Company and its employees.

The Proposal also requires the reader to assume that the Company and its employees have engaged in some unspecified improper and illegal conduct, again without any factual basis.

Because the Proposal without factual basis directly impugns the character, integrity and personal reputation of Merck employees and makes charges of improper and illegal conduct, it should be excluded from the Proxy Materials under rule 14a-8(i)(3).

Improper Under State Law

Rule 14a-8(i)(1) permits exclusion of a proposal that is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization. Depending on the subject matter, Rule 14a-8(i)(1) notes that "some proposals are not considered proper under state law if they would be binding on a company if approved by shareholders." Merck is a corporation organized and existing under the laws of the State of New Jersey. The Proposal would be binding on the Company and therefore, in my opinion, would violate N.J.S.A. Sec. 14A:6-1(1), which provides that "The business and affairs of a corporation shall be managed by or under the direction of its board, except as in this act or in its certificate of incorporation otherwise provided."

As the Commission noted in adopting the predecessor to Rule 14a-8(i)(1)

> it is the Commission's understanding that the laws of most states do not explicitly indicate those matters which are proper for security holders to act upon but instead provide only that the 'business and affairs of every corporation organized under this law shall be managed by its board of directors' or words to that effect. Under such a statute, the board may be considered to have exclusive discretion in corporate matters. Accordingly, proposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute.

Exchange Act Release No. 34-12999 (November 22, 1976).

I am licensed to practice law and a member in good standing of the Bar of the State of New Jersey. I have reviewed the New Jersey Business Corporation Act (the "Act") and the Company's certificate of incorporation (the "Certificate"). Nothing in the Act or the Certificate suggests that any entity—

other than the Board—is responsible for the business and affairs of the Company. The Staff consistently has held that such proposals may be excluded unless they are recast in the form of a recommendation or request. *See* Cambridge Heart Inc (avail. March 25, 2008); PG&E Corporation (avail. March 7, 2008); Torotel, Inc. (avail. August 29, 2007); Wachovia Corporation (avail. February 7, 2007); American Electric Power Company, Inc. (avail. February 18, 2003); and Lucent Technologies Inc. (avail. November 6, 2001). To the extent required by Rule 14a-8(j)(2)(iii), this letter is intended to constitute a letter of opinion of counsel. Because in my opinion it would violate New Jersey law, the Proposal should be excluded unless it is recast as a recommendation or request to the Board.

CONCLUSION

Based on the foregoing, we respectfully request that the Staff not recommend any enforcement action to the Commission if the Company omits the Proposal from its Proxy Materials for its 2009 Annual Meeting of the Stockholders pursuant to Rule 14a-8(i)(4), Rule 14a-8(i)(7), Rule 14a-8(i)(3) or Rule 14a-8(i)(1).

If the Staff believes that it will not be able to concur in our view that the Proposal may be omitted, we would very much appreciate the opportunity to discuss this issue in more detail with the appropriate persons before issuance of a formal response.

In accordance with Staff Legal Bulletin No. 14D, the Company is submitting this request via e-mail to shareholderproposals@sec.gov. In accordance with Rule 14a-8(j)(2), we also have mailed six copies of this letter and six copies of the Proposal, including the statement in support thereof. We ask that you acknowledge receipt of this submission by reply e-mail to me at hilary_wandall@merck.com.

By copy of this letter to Mr. Treiber, the Company is notifying the Proponent of its intention to omit the Proposal from the Proxy Materials.

For the Staff's information, the Company anticipates beginning to print its proxy card on or about March 4, 2009.

If you have any questions regarding this matter or require further information, please contact me at (908) 423-4883.

Thank you for your time and consideration.

Very truly yours,

MERCK & CO., INC.

By: Hilary M. Wandall

Hilary M. Wandall
Senior Attorney
Corporate Legal

Enc.

cc: Laszlo R. Treiber, Ph.D

APPENDIX A

Office Of The Secretary

Merck & Co., Inc.
WS3AB-05
One Merck Drive
P.O. Box 100
Whitehouse Station NJ 08889-0100
Fax 908 735 1224

OVERNIGHT DELIVERY


MERCK

September 17, 2008

HILARY M. WANDALL
SEP 18 2008

Laszlo R. Treiber, Ph.D.

FISMA & OMB Memorandum M-07-16

Dear Dr. Treiber:

This is to acknowledge your letter dated September 1, 2008 and your stockholder proposal regarding "legal proceedings", which you submitted for inclusion in the proxy materials for the 2009 Annual Meeting of Stockholders.

Rule 14a-8(d) of the Securities and Exchange Commission's Regulation 14A provides that "the proposal, including any accompanying supporting statement, may not exceed 500 words." The Proposal, including its supporting statement, exceeds 500 words. To avoid exclusion on procedural grounds, you must resubmit the proposal in a form that complies with Rule 14a-8(d). In order to complete the procedural requirement in connection with the submission of the stockholder proposal for the 2009 Annual Meeting of Stockholders, a response must be postmarked, or faxed to (908) 735-1224, within 14 calendar days from the date you receive this letter. Please direct a response to my attention.

I note the confirmation that you have been the beneficial owner of at least $2,000 in market val of Merck securities for one year as of the date the proposal was submitted and will hold the requisite market value of Merck securities through the date of the Annual Meeting.

Very truly yours,

Debra A. Bollwage

Debra A. Bollwage
Senior Assistant Secretary

s:Proxy/Proposal Response Letters – 2009.doc


RECEIVED
SEP 9 2008

Laszlo R. Treiber, Ph.D.

FISMA & OMB Memorandum M-07-16

September 1, 2008

Ms. Debra A. Bollwage
Assistant Secretary
Merck & Co., Inc.
One Merck Drive
PO Box 100
Whitehouse Station, NJ 08889-0100

Dear Ms. Bollwage:

Enclosed please find my Proposal, which I request to be included in the Notice of Annual Meeting of Stockholders 2009. I express my intention to hold Merck securities valued at least $2000.00 through the date of the 2009 Annual Meeting.

This correspondence is being sent to you by regular mail and by certified mail.

Very truly yours,

Laszlo R. Treiber

Enclosure

The following quote is taken from the Annual Report filed by Merck & Co., Inc. ("Merck") with the US Securities and Exchange Commission for the fiscal year ended Dec. 31, 1007 (see pp. 24 under **Item 3. Legal Proceedings**): "The Company is involved in various claims and legal proceedings of a nature considered normal to its business, including product liability,..." Then, on the same page under **Vioxx Litigation** the staggering numbers for different categories of cases are disclosed. Is it acceptable as "normal" to Merck's business, that the numbers are running as high as 15,575, 26,500 and even 47,275? The position taken by Merck is probably the most cynical one any company has ever taken in the history of the pharmaceutical industry and it would be fitting the most aggressive dealers of illegal drugs. Accepting this as "normal" is tantamount to accepting premeditated random mass maiming and killing of people for personal financial gains.

RESOLVED: I propose, that Merck stop treating Vioxx Litigation as normal to its business but instead publicly declare, that criminal acts perpetrated by individuals responsible for the development and release of Vioxx have occurred. Therefore, I propose, that every individual who has been aware of the dangerous side effects of Vioxx before its launch be made criminally and financially responsible for all damages that can be tied to Vioxx. Merck should call in independent reputable scientists and law enforcement agencies to review all pertinent internal documents to determine the level of responsibility of every individual who was involved with Vioxx. Instead of paying for an army of lawyers Merck should use the funds to compensate the victims of Vioxx and their families to the extent recommended in good faith by the independent scientists.

SUPPORTING STATEMENTS:

Unlike illegal drugs mostly taken by choice, prescription drugs are given as required by the health condition of patients. When taking prescription drugs as part of their treatment, patients place their trust and their lives in the hands of their attending physicians and in the pharmaceutical companies developing and marketing the prescription drugs. People in need of medical treatment and prescription drugs are thus among the most vulnerable members of our society. As such, they are most likely to be willing to pay for any treatment and for any drug, legal or illegal, to get better. They were easy target for Merck's profit-making machinery promising them relief when taking Vioxx. In reality they have received additional health problems and even death, that according to Merck is "normal". This attitude create by lawyers and other spin doctors hired by Merck causes additional damage to the Company's already tarnished image. Merck as a company can only come clean on its Vioxx past by immediately removing all lawyers from the ongoing litigation and by replacing them with credible independent scientists, by building a new management team consisting of competent and ethical individuals in key executive positions, by distancing itself from unethical and incompetent employees, by willingly assuming responsibility for the damages done and by publicly disclosing the factors involved in losing its prominent standing in sciences, finances and integrity. These are for Merck the essential steps to be taken to have a realistic hope for regaining its leading position.

Office Of The Secretary

Merck & Co., Inc.
WS3AB-05
One Merck Drive
P.O. Box 100
Whitehouse Station NJ 08889-0100
Fax 908 735 1224



October 3, 2008

Laszlo R. Treiber, Ph.D.

FISMA & OMB Memorandum M-07-16

Dear Dr. Treiber:

This is to acknowledge your letter dated September 22, 2008 along with your revised proposal regarding "legal proceedings", which you submitted for inclusion in the proxy materials for the 2009 Annual Meeting of Stockholders. The revised proposal is now under 500 words as required by SEC regulations.

Very truly yours,

Debra A. Bollwage
Senior Assistant Secretary

s:Proxy/Proposal Response Letters – 2009.doc


RECEIVED
SEP 2 6 2008

Laszlo R. Treiber, Ph.D.

FISMA & OMB Memorandum M-07-16

September 22, 2008

Ms. Debra A. Bollwage
Senior Assistant Secretary
Merck & Co., Inc.
One Merck Drive
PO Box 100
Whitehouse Station, NJ 08889-0100

Dear Ms. Bollwage:

Enclosed please find my Proposal modified as per your letter dated September 17, 2008, which I request to be included in the Notice of Annual Meeting of Stockholders 2009. I would very much like to thank you for advising me on Rule 14a-8(d) of the Securities Exchange Commission's Regulation 14A rather than allowing my Proposal to be excluded on procedural grounds.

Once again, I express my intention to hold Merck securities valued at least $2000.00 through the date of the 2009 Annual Meeting.

Very truly yours,

Enclosure

According to the Annual Report of Merck & Co., Inc. ("Merck") for the fiscal year ended Dec. 31, 1007 (see pp. 24 under **Item 3. Legal Proceedings**): "The Company is involved in various claims and legal proceedings of a nature considered normal to its business, including product liability,..." Then, under **Vioxx Litigation** the staggering numbers for different categories of cases are disclosed. Is it acceptable as "normal" to Merck's business, that the numbers are running as high as 15,575, 26,500 and even 47,275? Accepting this as "normal" is tantamount to accepting premeditated random mass maiming and killing of people for personal financial gains. The position taken by Merck is probably the most cynical one any company has ever taken in the history of the pharmaceutical industry and it would be fitting the most aggressive dealers of illegal drugs.

RESOLVED: I propose, that Merck stop treating Vioxx Litigation as normal to its business but instead publicly declare, that criminal acts perpetrated by individuals responsible for the development and release of Vioxx have occurred. Therefore, I further propose, that every individual who has been aware of the dangerous side effects of Vioxx before its launch be made criminally and financially responsible for all damages that can be tied to Vioxx. Merck should call in independent reputable scientists and law enforcement agencies to review all pertinent internal documents to determine the level of responsibility of every individual who was involved with Vioxx. Instead of paying for lawyers Merck should use the funds to compensate the victims of Vioxx and their families to the extent recommended in good faith by the independent scientists.

SUPPORTING STATEMENTS:

Unlike illegal drugs mostly taken by choice, prescription drugs are given as required by the health condition of patients. When taking prescription drugs as part of their treatment, patients place their trust and their lives in the hands of their attending physicians and in the pharmaceutical companies developing and marketing the prescription drugs. People in need of treatment are thus among the most vulnerable members of our society. As such, they are willing to pay for any treatment and for any drug, legal or illegal, to get better. They were easy target for Merck's profit-making machinery promising them relief by Vioxx. In reality, they have received additional health problems and even death, that according to Merck is "normal". This attitude created by lawyers and other spin doctors hired by Merck causes additional damage to the Company's already tarnished image. Merck as a company can only come clean on its Vioxx past and have a realistic hope for regaining its leading position by immediately removing all lawyers from the ongoing litigation and by replacing them with credible independent scientists, by building a new management team consisting of competent and ethical individuals in key executive positions, by distancing itself from unethical and incompetent employees, by willingly assuming responsibility for the damages done and by publicly disclosing the factors involved in losing its former prominent standing in sciences, finances and integrity.

END